RECEIVED

2007 JAN 10 A 9:21

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date January 5, 2007
Contact Martina C. Schuler

SUPPL

Unaxis Holding 82-34643

~~**OC Oerlikon Corporation AG, Pfäffikon**~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

M. C. Schuler

Corporate Communications

PROCESSED
JAN 16 2007
THOMSON
FINANCIAL

Enclosure

- **Provisional Final Result regarding the Public Tender Offer of Oerlikon for Saurer AG**

dlw 1/10

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@oerlikon.com
www.oerlikon.com

Provisional Final Result regarding the Public Tender Offer of Oerlikon for Saurer AG

Oerlikon holds in total 99.45% of Saurer

Pfäffikon SZ, January 5, 2007 – On October 18, 2006, OC Oerlikon Corporation AG, Pfäffikon ("Oerlikon") submitted a public tender offer (the "Offer") for all publicly held registered shares of Saurer AG, Arbon ("Saurer" and the "Saurer Shares" respectively). On November 6, 2006, Oerlikon published an amendment to the Offer and on December 21, 2006 an extension of the additional acceptance period. Until the expiry of the extended additional acceptance period on January 4, 2007, Oerlikon obtained 2'040'296 Saurer Shares tendered into the Offer (including 84'750 treasury shares held by Saurer which were reserved for employee stock option plans). This corresponds to 24.56% of the issued and, at the time of the publication of the Offer, publicly held Saurer Shares (excluding the treasury shares tendered by Saurer). In addition, as of the end of the extended additional offer period, Oerlikon has acquired 5'926'243 Saurer Shares on and off the stock exchange, which corresponds to 74.44% of the issued and, at the time of the publication of the Offer, publicly held Saurer Shares. Thus, the success rate is in the aggregate 99%. Taking into consideration the Saurer Shares already held by Oerlikon prior to the publication of the Offer and the Saurer Shares tendered by Saurer or held by Saurer itself, Oerlikon in total holds 99.45% of the share capital and the voting rights of Saurer.

The offer price per Saurer Share amounts to CHF 135.00 net and will be paid on January 10, 2007.

The present information about the final result regarding the public tender offer is provisional. Oerlikon will publish the definitive final result on January 10, 2007 in German in the *Neue Zürcher Zeitung*, in the *Tages-Anzeiger* and in the *Finanz und Wirtschaft* as well as in French in *Le Temps* and *l'AGEFI*.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

For further information please contact:

Burkhard Böndel
Corporate Communications
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media@oerlikon.com
ir@oerlikon.com

Oerlikon – a leading global high-tech corporation

Oerlikon (SWX: OERL) is a leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Oerlikon develops production systems, components, and services for high-technology products. Oerlikon currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 million. Oerlikon, headquartered in Pfäffikon SZ (Switzerland) has a global infrastructure with approximately 80 locations in 25 countries.

The following restrictions apply to the public tender offer described in this media release:

United States of America

The offer is not being made directly or indirectly in, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States of America, its territories and possessions, any State of the United States and the District of Columbia (the "United States"). This includes, but is not limited to, facsimile transmission, telex and telephones. Accordingly, copies of this document and any related offering documents are not being, and must not be, mailed or otherwise distributed or sent in or into the United States and so doing may invalidate any purported acceptance.

United Kingdom

The offer documents in connection with the offer are not for distribution to persons whose place of residence, seat or habitual abode is in the United Kingdom. This does not apply, however, to persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc") of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 in the United Kingdom or to whom it may otherwise lawfully be passed on (all such persons together being referred to as "Relevant Persons"). The offer documents in connection with the offer must not be acted on or relied on by persons whose place of residence, seat or habitual abode is in the United Kingdom and who are not Relevant Persons. In the United Kingdom any investment or investment activity to which the offer documents relate is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Australia, Canada and Japan

This offer is not addressed to shareholders of Saurer AG, whose place of residence, seat or habitual abode is in Australia, Canada or Japan (the "Excluded Shareholders"). The Excluded Shareholders may not accept this offer.

Other Jurisdictions

This offer is not, directly or indirectly, made in a country or jurisdiction in which such offer would be illegal, otherwise violate the applicable law or an ordinance or which would require OC Oerlikon Corporation AG, Pfäffikon to change the terms or conditions of the offer in any way, to submit an additional filing to, or perform additional actions in relation to, any governmental, regulatory or legal authority. It is not intended to extend the offer to any such country or such jurisdiction. Documents relating to the offer must neither be distributed in such countries or jurisdictions nor be sent to such countries or jurisdictions. Such documents must not be used for the purpose of soliciting the purchase of securities of Saurer AG by any person or entity from such countries or jurisdictions.

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date January 3, 2007
Contact Martina C. Schuler

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

M. C. Schuler
Corporate Communications

Enclosure

- **Oerlikon denies statement of "Handelszeitung"**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@oerlikon.com
www.oerlikon.com

Oerlikon denies statement of "Handelszeitung"

Pfäffikon SZ, January 3, 2007 – In today's edition of the "Handelszeitung", a Swiss business journal, Thomas Limberger, CEO of OC Oerlikon Corporation AG, Pfäffikon, is indirectly quoted as having said that "the alleged takeover plans for BOC Edwards are no longer an issue“. We would like to emphasize that Thomas Limberger never made any such statement. The quote printed in the "Handelszeitung" is fundamentally wrong.

For further information please contact:

Burkhard Böndel
Corporate Communications
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media@oerlikon.com
ir@oerlikon.com

Oerlikon – a leading global high-tech corporation
Oerlikon (SWX: OERL) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Oerlikon develops production systems, components, and services for high-technology products. Oerlikon currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.